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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        GRIFFIN TECHNOLOGY INCORPORATED
                           (Name of subject company)

                        GRIFFIN TECHNOLOGY INCORPORATED
                      (Name of person(s) filing statement)

                            COMMON STOCK, PAR VALUE
                                $0.05 PER SHARE
                         (Title of class of securities)

                                  398268 10 2
                    ((CUSIP) number of class of securities)

                                ROBERT S. URLAND
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        GRIFFIN TECHNOLOGY INCORPORATED
                              1133 CORPORATE DRIVE
                           FARMINGTON, NEW YORK 14425
            (Name, address and telephone number of person authorized
               to receive notice and communications on behalf of
                        the person(s) filing statement)

                                With a copy to:

                             JOHN C. PARTIGAN, ESQ.
                      NIXON, HARGRAVE, DEVANS & DOYLE LLP
                                 CLINTON SQUARE
                                 P.O. BOX 1051
                           ROCHESTER, NEW YORK 14603

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The subject company is Griffin Technology Incorporated, a New York corporation (the "Company"). The principal address of the executive offices of the Company is 1133 Corporate Drive, Farmington, New York 14425. The title of the class of equity securities to which the statement relates is the Company's common stock, par value $0.05 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer made by D-GT Acquisition, Incorporated, a New York corporation ("Purchaser") and a wholly-owned subsidiary of Diebold, Incorporated, a Ohio corporation ("Parent"), to purchase all of the issued and outstanding Shares at a price of $7.75 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 1995 of Purchaser (the "Offer to Purchase") and the related Letter of Transmittal (which together constitutes the "Offer"), disclosed in a tender offer statement on Schedule 14D-1 filed with the Securities and Exchange Commission on October 26, 1995 (the "Schedule 14D-1"). The Schedule 14D-1 states that the principal executive offices of Purchaser are located at 5995 Mayfair Road, North Canton, Ohio 44720.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described below or incorporated herein by reference as provided below, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Company or its affiliates and (1) the Company, its executive officers, directors or affiliates; or (2) Purchaser or Parent or their executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors and executive officers are described on page 3 of the Company's Proxy Statement dated October 11, 1995 (the "1995 Proxy Statement"). A copy of such page of the 1995 Proxy Statement is filed herewith as Exhibit 10 and is incorporated herein by reference.

     THE AGREEMENT AND PLAN OF MERGER

     The following is a summary of certain provisions of the Agreement and Plan of Merger dated as of October 20, 1995 (the "Merger Agreement") by and among the Company, Purchaser and Parent. The Merger Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligation of Purchaser to accept for payment and pay for shares tendered pursuant to the Offer is subject to the satisfaction of the condition that at least two-thirds of the outstanding Shares have been validly tendered pursuant to the Offer and not withdrawn (the "Minimum Condition") and certain other conditions that are described in the following paragraph. The Purchaser has agreed that, without the written consent of the Company, no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions described in the following paragraph or which broadens the scope of such conditions.

     Certain Conditions to the Offer. Notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment or pay for, and may postpone the acceptance for payment of, or the payment for, any Shares, and may terminate the Offer and not accept for payment or pay for any Shares, or, subject to the terms of the Merger Agreement, amend the Offer if (i) immediately prior to the expiration of the Offer (as it may be extended in accordance with the Offer), the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the

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expiration of the Offer, or (iii) at any time prior to the acceptance for payment of Shares, Purchaser makes a determination (which shall be based on any reasonable determination by the Parent or Purchaser made in good faith) that any of the following conditions exist:

          (a) there shall have been instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, (i) challenging the acquisition by Parent or the Purchaser of the Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or seeking to obtain from Parent or the Purchaser any damages that would result in a Material Adverse Effect on the Company if such were assessed against the Company, (ii) seeking to prohibit or materially limit the ownership or operation by Parent of the Surviving Corporation of all or any material portion of the business or assets of the Company or compel Parent or the Surviving Corporation to dispose of or to hold separate all or any material portion of the business or assets of the Company, or to impose any material limitation on the ability of the Company or the Surviving Corporation to conduct such business or own such assets, or (iii) seeking to impose material limitations on the ability of Parent (or any other affiliate of Parent) to acquire or hold or to exercise full rights of ownership of the Shares, including but not limited to, the right to vote the Shares, purchased by them on all matters properly presented to the stockholders of the Company; or

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or the Merger Agreement, or any other action shall have been taken by any government, governmental authority or court, domestic or foreign, other than the routine application to the Offer or the Merger of waiting periods under the HSR Act, that has, or has a substantial likelihood of resulting in, any of the consequences referred to in clauses
     (i) through (iii) of paragraph (a) above; or

          (c) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct in any material respect when made or, except for any representations and warranties made as of a specific date, shall have ceased to be true and correct in any material respect as if made on and as of the Expiration Date (or, in the case of representations and warranties that are specifically qualified as to materiality, shall not have been true and correct when made or shall have ceased to be true and correct on and as of the Expiration Date); or

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc. (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, (iv) any limitation (whether or not mandatory), by any U.S. governmental authority or agency on, or any other event that, in the judgment of Parent, is substantially likely to materially adversely affect, the extension of credit by banks or other financial institutions, or (v) from the date of the Merger Agreement through the date of termination or expiration of the Offer, a decline of at least 25% in the Standard & Poor's 500 Index; or

          (e) prior to the purchase of Shares pursuant to the Offer, the Board of Directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer for the purchase of the Shares, which, in the sole judgment of the Parent in any such case, and regardless of the circumstances (including any action or omission by Parent) giving rise to such condition, makes it inadvisable to proceed with such acceptance for payment except where as a result of the Company's receipt of an unsolicited acquisition proposal from a third party (A) the Company issues to its stockholders a communication that contains only the statements permitted by Rule

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     14d-9(e) under the Exchange Act (and does not otherwise withdraw, modify or amend its approval or recommendation of the transactions contemplated hereby) and (B) within five business days of issuing such communications the Company publicly reconfirms its approval and recommendation of the transactions contemplated by the Offer and the Merger Agreement; or

          (f) There shall have occurred since June 30, 1995, a change, occurrence or circumstance in the Company's business having a Material Adverse Effect thereon;

which, in the sole judgment of Purchaser in any such case, and regardless of the circumstances (including any action or omission by Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

     The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the shareholders of the Company (if required) and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged with and into the Company. The Merger shall become effective at such time as a certificate of merger is filed by the Department of State of the State of New York, or at such later time as is specified in such certificate of merger (the "Effective Time"). As a result of the Merger, all of the properties, rights, privileges and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

     At the Effective Time, by virtue of the Merger (i) each issued and outstanding Share held in the treasury of the Company, or by Parent, the Purchaser or any other subsidiary of Parent shall be cancelled, and no payment shall be made with respect thereto; (ii) each share of common stock of the Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in
(i) above and except for Shares held by shareholders exercising appraisal rights pursuant to Sections 623 and 910 of the New York Business Corporation Law (the "NYBCL") ("Dissenting Shares"), be converted into the right to receive $7.75 in cash or any higher price per Share that may be paid pursuant to the Offer, without interest.

     The Merger Agreement provides that the certificate of incorporation and by-laws of the Company at the Effective Time will be the certificate of incorporation of the Surviving Corporation. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

     Recommendation. The Board of Directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of shareholders of the Company,
(ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreements and the transactions contemplated thereby, and (iii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's shareholders. This recommendation of the Board of Directors may be withdrawn, modified or amended if the Board by a majority vote determines in its good faith judgment, based as to legal matters on the written opinion of legal counsel, that such withdrawal, amendment or modification is required by the Board in the exercise of its fiduciary duties. Any such withdrawal, modification or amendment may give rise to certain termination rights on the part of Parent and the Purchaser, as described below.

     Interim Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will conduct its business and operations according to its ordinary and usual course of business consistent with past practice. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, prior to the Effective Time, the Company will not, without the prior written consent of Purchaser: (a) amend its

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certificate of incorporation or by-laws; (b) (i) create, incur or assume any indebtedness for money borrowed, including obligations in respect of capital leases, except (A) purchase money mortgages granted in connection with past practice, (B) indebtedness for borrowed money incurred in the ordinary course of business not aggregating in excess of $8.0 million outstanding at any time under its existing Fifth Amended and Restated Revolving Credit and Term Loan Agreement with The Chase Manhattan Bank, N.A. as the same may be amended from time to time ("Credit Agreement"), provided that the proceeds thereof are not distributed to the shareholders of the Company; or (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (except the Company); provided, however, that the Company may endorse negotiable instruments in the ordinary course of business consistent with past practice; (c) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Shares; (d) issue, sell, grant, purchase or redeem, or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe to, or subdivide or in any way reclassify, any Shares, except in any case above pursuant to outstanding Company stock purchase rights; (e)(i) increase the rate of compensation payable or to become payable by the Company to its directors, officers or employees, whether by salary or bonus, by more than four percent per person on an annual basis for directors and officers of the Company and by more than four and one-half percent in the aggregate for all other employees of the Company (excluding commission-only compensation, the rate of which shall not be increased); or (ii) increase the rate or term of, or otherwise alter, any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any such directors, officers or employees; (f) enter into any agreement, commitment or transactions (other than certain borrowings described above), except agreements, commitments or transactions in the ordinary course of business consistent with past practice; (g) sell, transfer, mortgage, pledge, grant any security interest or permit the imposition of any lien or other encumbrance on any asset other than in the ordinary course of business consistent with past practice and except pursuant to the Credit Agreement; (h) waive any right under certain contracts and other agreements if such waiver would have a Material Adverse Effect; (i) make any material change in its accounting methods or practices or make any material change in depreciation or amortization policies or rates adopted by it for accounting purposes or, other than normal writedowns or writeoffs consistent with past practices, make any writedowns of inventory or writeoffs of notes or accounts receivable; (j) make any loan or advance to any of its shareholders, officers, directors, employees (other than advances to field sales personnel, vacation advances, relocation advances and travel advances in each case made in the ordinary course of business in a manner consistent with past practice), or make any other loan or advance to any other person or group otherwise than in the ordinary course of business consistent with past practice; (k) terminate or fail to renew, where such renewal is at the Company's option, any contract or other agreement (excluding customer leases or contracts), the termination or failure of which to renew would have a Material Adverse Effect; (l) enter into any collective bargaining agreement; (m) make any addition to or modification of the Company's employee benefits plans; (n) take, agree to take, or knowingly permit to be taken any action, or do or, with respect to anything within the Company's control, knowingly permit to be done anything in the conduct of its business which would be contrary to or in breach of any of the terms or provisions of the Merger Agreement, or which would cause any of the representations of the Company to be or become untrue in any material respect; or (o) agree to do any of the foregoing.

     The Merger Agreement provides that, when used in connection with a corporation, the term "Material Adverse Effect" means a material adverse effect or the business, assets, prospects, financial condition or results of operations of such corporation or on the ability of the corporation to consummate the transactions contemplated by the Merger Agreement.

     Other Agreements of Parent, the Purchaser and the Company. In the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, representatives and agents have agreed that they shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any business combination with the Company, subject to certain exceptions. The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements that do not prohibit or restrict disclosure of any matter to Purchaser, and may participate in discussions and

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negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any division of the Company, only if such entity or group has submitted a written proposal to the Board relating to any such transaction and the Board by a majority vote determines in its good faith judgment, based as to legal matters on the written opinion of legal counsel, that failing to take such action would constitute a breach of the Board's fiduciary obligations. The Board shall provide a copy of any such written proposal to Parent or Purchaser promptly after receipt thereof and thereafter keep Parent and Purchaser promptly advised of any development with respect thereto. Except as set forth above, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents shall directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser or any designees of Parent and Purchaser) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any substantial portion of the assets of the Company or take any other action to facilitate the making of a proposal that constitutes or could reasonably be expected to lead to an acquisition proposal, provided, however, that nothing in the Merger Agreement shall prevent the Board from approving or recommending to the Company's shareholders any unsolicited tender offer or exchange offer by a third party as contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act in the event any unsolicited takeover proposal shall have been made by a third party, if, in the good faith judgment of the Board, based as to legal matters on the written opinion of legal counsel, that withdrawing or modifying such approval or recommendation is required under applicable law in the proper discharge of its fiduciary duties.

     Pursuant to the Merger Agreement, between the date hereof and the Effective Time, the Company will give Parent and Purchaser and their authorized representatives reasonable access to all personnel, books, records, plants, offices, and other facilities and properties of the Company, will permit Parent and Purchaser to make such inspections as Parent and Purchaser may reasonably request and will cause the Company's officers to furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Company as Purchaser may from time to time reasonably request; provided, however, that until such time as the Parent and/or its affiliates are beneficial owners of a majority of the outstanding Shares, any such activities prior to the purchase by the Purchaser of Shares pursuant to the Offer shall be for the purpose of verifying the accuracy of representations and warranties of the Company and compliance by the Company with its covenants contained in the Merger Agreement.

     The Merger Agreement provides that promptly upon the purchase of Shares by Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding on a fully-diluted basis, and the Company shall use its best efforts to cause the Purchaser's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. Notwithstanding the foregoing, the Company has agreed to use its best efforts to ensure that three of the current members of the Board who are not officers or employees of the Company remain members of the Board until the Effective Time.

     Pursuant to the Merger Agreement, the Company shall cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held, at the Parent's request and in accordance with applicable law, for the purposes of voting on the approval and adoption of the Merger Agreement and the Merger.

     The Merger Agreement provides that the Company will promptly prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Shareholder Meeting (the "Proxy Statement"). The Company has agreed, subject to the fiduciary duties of its Board of Directors, based as to legal matters on the written opinion of legal counsel, to use all reasonable efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby. Parent has

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agreed to vote and to cause its affiliates (including, without limitation, the
Purchaser) to vote all Shares owned by them in favor of adoption of the Merger Agreement. Notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the outstanding Shares and Purchaser so requests, the Parent, Purchaser and the Company will take all actions necessary and appropriate to cause the Merger to become effective without a meeting of the shareholders of the Company in accordance with Section 905 of the NYBCL.

     Purchaser has agreed that all rights to indemnification now existing in favor of the directors and officers of the Company as provided in the Company's by-laws as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect for a period of six years. For a period of six years after the Effective Time, Purchaser has agreed to indemnify and hold harmless, to the maximum extent permitted by the NYBCL, each of the present or former directors and officers of the Company and advance expenses in connection with such indemnification. In addition, Purchaser has agreed that for three years after the Effective Time, Purchaser will cause the Surviving Corporation to use its best reasonable efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, except that the Surviving Corporation shall not be required to pay annual premiums in excess of $60,000 for one year after the Effective Time and $60,000 thereafter.

     The Merger Agreement provides that the Company, the Purchaser and Parent will each use their best efforts to consummate the transactions contemplated by the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations by the Company as to undisclosed liabilities, certain changes or events concerning it businesses, compliance with applicable law, employee benefit plans, litigation and environmental liabilities. In addition, the Company represented to Parent and the Purchaser that the Board, at a meeting duly called and held, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the shareholders of the Company, and (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects and that such approval constitutes approval of the Offer, the Merger Agreement and the Merger for purposes of Sections 902 and 912 of the NYBCL and similar statutes of other states that might be deemed applicable.

     Conditions to the Merger. The obligations of each of the Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction of certain conditions, including (i) the Purchaser shall have accepted for payment Shares tendered pursuant to the Offer; (ii) the Merger Agreement shall have been adopted by the requisite vote, if any is required, of the shareholders of the Company in accordance with applicable law; (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger; and (iv) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired. The obligation of the Purchaser and the Parent to effect the Merger is further subject to satisfaction of the conditions, unless waived by the Parent, that (i) the Company shall have performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by it at or prior to the Effective Time, (ii) all outstanding stock options of the Company shall have been surrendered to the Company as provided in the Merger Agreement and cancelled by the Company, and (iii) the Parent shall have received a comfort letter, in form and substance reasonably requested by the Parent, from Price Waterhouse LLP regarding the updating of the Company's most recent financial statements. The obligation of the Company to effect the Merger is further subject to the Parent and the Purchaser having performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by each of them at or prior to the Effective Time.

     Termination. The Merger Agreement may be terminated: (a) by mutual written consent of Parent, Purchaser and the Company; (b) by Parent and Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued a final order,

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decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become nonappealable; (c) by Parent and Purchaser if due to an occurrence or circumstance which results in a failure to satisfy any of the conditions to the Offer set forth herein, Purchaser shall have (i) failed to commence the Offer within five days following the initial public announcement of the Offer, (ii) terminated the Offer, or (iii) failed to pay for Shares pursuant to the Offer within 75 days following the commencement of the Offer; (d) by the Company if (i) there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Company and the Purchaser shall have (A) failed to commence the Offer within five days following the initial public announcement of the Offer, (B) terminated the Offer, or (C) failed to pay for Shares pursuant to the Offer within 75 days following the commencement of the Offer, or (ii) prior to the purchase of Shares pursuant to the Offer, a corporation, partnership, person or other entity or group shall have made a bona fide offer that the Board by a majority vote determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of legal counsel, is more favorable to the Company's shareholders than the Offer and the Merger, provided that such termination under this clause (ii) shall not be effective until payment of the Termination Fee described below; (e) by Parent and Purchaser prior to the purchase of Shares pursuant to the Offer if (i) there shall have been a breach of any representation or warranty on the part of the Company having a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, (ii) there shall have been a breach of any covenant or agreement on the part of the Company resulting in a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, (iii) the Company shall engage in negotiations with any entity or group (other than Parent or Purchaser) that has proposed a Third Party Acquisition (as defined below),
(iv) the Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer, or shall have adopted any resolution to effect any of the foregoing, or (v) the Minimum Condition shall not have satisfied by the expiration date of the Offer and on or prior to such date an entity or group (other than Parent or Purchaser) shall have made and not withdrawn a proposal with respect to a Third Party Acquisition; or (f) by the Company if (i) there shall have been a breach of any representation or warranty on the part of Parent or Purchaser which materially adversely affects (or materially delays) the consummation of the Offer, or (ii) there shall have been a material breach of any covenant or agreement on the part of Parent or Purchaser and which materially adversely affects (or materially delays) the consummation of the Offer.

     Termination Fee and Expenses. In the event that Parent and Purchaser terminate the Merger Agreement pursuant to clause (d)(ii) of the preceding paragraph, the Company shall reimburse Parent, Purchaser and their affiliates (not later than one business day after submission of statements therefor) for all actual documented out-of-pocket fees and expenses actually and reasonably incurred by any of them or on their behalf in connection with the Offer and the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, fees payable to financing sources, investment bankers, counsel to any of the foregoing, and accountants and filing fees and printing costs) (the "Expense Reimbursement Amount"). In the event that Parent and Purchaser terminate the Merger Agreement pursuant to clause (c) of the preceding paragraph (but only if such termination is based on a failure to satisfy clause (i) or clause (iii)(c), (e) or (f) of Annex A of the Merger Agreement) or clause (e) of the preceding paragraph, (i) the Company shall reimburse the Parent, the Purchaser or their affiliates for up to $250,000 of the Expense Reimbursement Amount and (ii) such amount shall be paid to Parent, the Purchaser or their affiliates, as directed by the Parent, together with interest thereon at the rate of 8% per annum, in 24 consecutive monthly installments of an amount equal to 1/24 of the lesser of $250,000 or the Expense Reimbursement Amount, commencing on the first business day of the month immediately following the month in which the Parent, the Purchaser or such affiliate(s) became entitled to receive such amount. Pursuant to the Merger Agreement, in the event the Company terminates the Merger Agreement pursuant to clause (d)(ii) of the preceding paragraph or in the event Parent and Purchaser terminate the Merger Agreement pursuant to clause (e)(ii), (iii), (iv) or (v) of the preceding paragraph, the Company shall pay to Parent the amount of $1 million as liquidated damages immediately upon such a termination (less the aggregate amount paid to the Purchaser by the shareholders of the Company who are parties to the Tender

Agreement described below) (the "Termination Fee") as well as all amounts to which Parent and Purchaser would be entitled pursuant to this paragraph.

     "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by Third Party of 30% or more of the total assets of the Company taken as a whole; (iii) the acquisition by Third Party of 30% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company of more than 20% of the outstanding Shares.

     Pursuant to the Merger Agreement, in the event of the termination and abandonment of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its affiliates, directors, officers or shareholders, other than certain provisions of the Merger Agreement relating to the termination fee, expenses of the parties and confidentiality of information, provided, that a party will not be relieved from liability for any breach of the Merger Agreement.

     Costs and Expenses. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

     Amendments and modifications. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by a written agreement of the Parent (for itself and the Purchaser) and the Company at any time prior to the Effective Time expected by duly authorized officers of the respective parties except that after the earlier of (i) the purchase by the Purchaser of more than 50% of the outstanding Shares on a fully diluted basis, and (ii) the meeting of shareholders to approve the Merger, the price per Share to be paid pursuant to the Merger Agreement to the holders of Shares may not be decreased at the form of consideration to be received by the holders of Shares in the Merger may not be altered without approval of such holders.

     SHAREHOLDER TENDER AGREEMENTS

     Under the Shareholder Tender Agreements (the "Tender Agreements") executed by and between Purchaser and each of the directors of the Company ("Tender Shareholders"), each Tender Shareholder agrees to tender all Shares beneficially owned by him or her in accordance with the terms of the Offer and to not withdraw the tender of such shares. A copy of a form of Tender Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein, and the following description of such agreement is qualified in its entirety by reference thereto.

     Pursuant to the Tender Agreements each Tender Shareholder acknowledges that his obligation to accept payment for his Shares is subject to all the terms and conditions of the Offer and agrees not to transfer or offer to sell any of the Shares that he or she beneficially owns except pursuant to the Offer. Moreover, the Tender Shareholder, by the terms of the Tender Agreement, appoints Purchaser as its proxy, during and for the term of the Tender Agreement, to vote each Share beneficially owned by him or her at any annual, special, or adjourned meeting of the stockholders of the Company (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof; (b) against any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement; and (c) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or one of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (iii) (A) any change in a majority of the persons who constitute the board of directors of the Company as of the date hereof; (B) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws, as amended to date; (C) any other material change in the Company's corporate structure or business; or (D) any other action which, in the case of each of the matters referred to in clauses (iii)(A), (B), (C) and (D), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the other transactions contemplated by this Agreement and the Merger Agreement. The Tender Agreement terminates on the date the Merger Agreement is terminated in accordance with its terms.

     If Purchaser or the Company terminates the Merger Agreement (other than certain terminations by the Company based on a breach of a representation, warranty or covenant of the Parent or Purchaser under the Merger Agreement) and within two years from the date of such termination, the Board of Directors approves or recommends any proposal concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company other than from Purchaser at a per share price with a value in excess of $7.75, then the Tender Shareholders agree to pay Purchaser an amount equal to the product of
(x) the excess of the other subsequent price over the current Offer price and
(y) the number of shares disposed of or otherwise participating in the subsequent transaction. The fee payable by the Tender Shareholder to the Purchaser under the Tender Agreement would also be applicable to certain other transactions involving the Company or the Tender Shareholder within such two-year period.

     CONFIDENTIALITY AGREEMENT

     On July 19, 1994, the Company, the Parent and DLJ entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which the Company agreed to provide certain confidential information (the "Evaluation Material") to the Parent in connection with the Parent's evaluation of a possible negotiated transaction involving the Company. The Confidentiality Agreement provides, among other things, that (i) the Evaluation Material may only be disclosed to directors, officers, employees, advisors and other representatives of the Parent who need to know the Evaluation Material in order to assist in the evaluation of a possible transaction, (ii) the Parent may disclose Evaluation Material to relevant regulatory authorities, provided the Parent has received an opinion of counsel that such disclosure is required by applicable law, exchange requirement or similar obligation and, prior to such disclosure, the Parent advises and consults with the Company and its legal counsel regarding the information proposed to be disclosed; (iii) if the Parent decides not to proceed with a transaction involving the Company, the Parent will promptly notify DLJ and promptly redeliver to the Company all copies of the Evaluation Material and all other related materials in its possession; and (iv) it will remain in effect for two years from the date thereof.

     COMPANY BENEFIT PLANS

     1986 Employee Stock Purchase Plan. The terms and conditions of the 1986 Employee Stock Purchase Plan (the "Purchase Plan") provide that in the event of any merger of which the Company is the survivor but becomes a subsidiary of another corporation, each participant in the Purchase Plan has the right immediately prior to the merger to elect to receive the number of whole shares which can be purchased at the Purchase Price of the merger, as defined in the Purchase Plan, with the full amount which has been withheld from and paid by him or her pursuant to the Purchase Plan, together with any remaining excess cash in his account. If such an election is not made, the participant's subscription agreement shall terminate and he or she shall receive a prompt refund in cash of the total amount of his or her account. A copy of the Purchase Plan is attached hereto as Exhibit 6 and is incorporated herein by reference.

     On October 20, 1995, the Board of Directors of the Company approved a resolution providing that the Company would not accept any additional subscriptions to purchase shares of the Company's Common Stock pursuant to the Purchase Plan received after 11:59 p.m. (E.S.T.) on the date thereof, and that the Purchase Plan would be deemed amended accordingly. Under the Merger Agreement, participants in the Purchase Plan who agree to cancel their subscriptions prior to the effective date of the Merger will be entitled to receive at such date an amount in cash equal to the total amount of their account under the Purchase Plan plus an amount equal to the difference between the "purchase price," as defined in the Purchase Plan, of each share covered by such subscription agreement, and the Merger Consideration.

     1988 Stock Option Plan. The terms and conditions of the Company's 1988 Stock Option Plan (the "Option Plan") provide that in the event that the Company is merged with another corporation, the Board of

Directors of any corporation assuming the obligations of the Company thereunder, shall either (i) make appropriate provision for the protection of any outstanding options by the substitution on an equitable basis of appropriate stock of the Company, or of the merged corporation, which will be issuable in respect to the shares of Common Stock of the Company, provided only that the excess of the aggregate fair market value of the shares subject to such options immediately after such substitution over the purchase price thereof is not more than the excess of the aggregate fair market value of the shares subject to options immediately before such substitution over the purchase price thereof, or
(ii) upon written notice to the participant provide that the option must be exercised with sixty (60) days of the date of such notice or it will be terminated. A copy of the Option Plan is attached hereto as Exhibit 7 and is incorporated herein by reference.

     On October 20, 1995, the Board of Directors of the Company approved a resolution providing that with respect to options outstanding under the Option Plan, the proper officers of the Company would be authorized: (i) if the exercise price of the option is greater than $7.75 per share, to obtain agreements from each holder to surrender the option and cancel his or her stock option agreement effective upon the consummation of the Merger; or (ii) if the exercise price of the option is less than $7.75 per share, to obtain agreements from each holder to surrender the option and cancel his or her stock option agreement effective upon consummation of the Merger, in consideration of a cash payment at the effective date of the Merger equal to the difference between the exercise price and $7.75 per share; and (iii) if the holder refuses to sign the agreement described in clauses (i) and (ii) above, to provide the 60-day notice of termination of the option set forth in the Option Plan as described above.

     The Board also approved and adopted a resolution providing that each outstanding option under the Option Plan would be accelerated so as to be fully exercisable prior to the consummation of the Offer, subject to the condition that the holder of each such option would surrender all of his or her outstanding and unexercised options (whether or not presently exercisable), and would sign the agreement relating to the surrender and payment or surrender and cancellation of the options, as described in the preceding paragraph.

     1991 Directors Stock Plan. Under the Company's 1991 Directors Stock Plan (the "Directors Plan") a total of 2,400 shares of Common Stock are available for issuance and will be issued and fully vested upon consummation of the Offer in accordance with the terms of the Directors Plan. A copy of the Directors Plan is attached hereto as Exhibit 8 and is incorporated herein by reference.

     1994 Severance Plan. Under the terms of the Merger Agreement, the Parent will, and will cause the Surviving Corporation to, provide severance benefits to all of the employees of the Company (as of the date of acceptance for payment of the Shares pursuant to the Offer) of equal or greater value to those set forth in the Company's 1994 Severance Plan for a period of two years following the date of acceptance for payment of the Shares. This covenant shall survive the Effective Time, as defined in the Merger Agreement, until fully discharged and is intended to benefit all of the employees of the Company as of the date of acceptance for payment of the Shares pursuant to the Offer. A copy of the 1994 Severance Plan is attached hereto as Exhibit 9 and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) and (b) At a meeting held on October 20, 1995, the Company's Board of Directors unanimously determined that the Merger Agreement and the Offer and the Merger described therein are fair to, and in the best interests of, the Company stockholders, and recommended that all of the Company's shareholders tender their shares pursuant to the Offer.

     In reaching its conclusion, the Board of Directors of the Company carefully considered the terms and conditions of the Offer and other matters, including presentations by the Company's management, the Company's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), and the Company's legal advisor.

     DLJ reviewed with the Board, among other things, the Company's need to find a strong strategic partner to remain competitive in a changing and increasingly competitive market. DLJ also provided a brief history of its efforts on behalf of the Company to identify a strategic partner since DLJ was retained by the Company in November of 1992.

     On or about July, 1994, DLJ received a verbal indication of interest from a company which is a major financial transaction processor for a possible transaction at a price of $5.25 per share. During a subsequent conversation with DLJ, this entity expressed an unwillingness to explore a potential transaction at a higher price, and the Company subsequently broke off discussions.

     Parent and the Company first discussed the possibility of Parent's acquisition of the Company in February of 1994. Subsequently, from April of 1994 until October of 1994 both entities took steps to explore the feasibility of an acquisition. These steps included due diligence investigations, visits to facilities, evaluations of operations, analyzes of products and technological capabilities, and reviews of opportunities for profit improvements based on synergies resulting from a business combination. Based on these visits and other due diligence inquires, Parent and the Company prepared tentative business plans and strategies for an eventual business combination. However, negotiation discussions were broken off on October 17, 1994 when the Parent learned that certain liabilities of the Company were not capable of being quantified before the proposed transaction date.

     In September of 1994, the Company began discussions with a major financial services company regarding a possible acquisition of the Company. A non-disclosure agreement between this entity and the Company was entered into on February 1, 1995. In December of 1994, DLJ received a verbal indication of interest from this entity at a proposed price of around $9.00 per share. This entity conducted extensive due diligence on the Company during the period from December of 1994 until May, 1995, and the parties and their counsel negotiated a draft merger agreement for the proposed transaction. During the month of June, 1995, however, the Company was advised by representatives of this entity that, as a result of a proxy fight with a dissident shareholder group (which group, according to published reports, is seeking to limit the entity's involvement in certain non-traditional businesses), the entity decided not to pursue a transaction with the Company.

     In June 1995, DLJ contacted Greg Searle and Gerald Morris of Parent regarding a possible transaction. Initial price indications were at $7.00 per share. During this conversation, DLJ said that the proposed price was below the current market price of the Company's Shares at such time, and would not be acceptable to the Company. On or about September 21, 1995, Parent increased its proposed offer price to $7.50 per share. As a result of further discussions on or about September 28, 1995 between DLJ and Goldman, Sachs & Co., Inc., Parent's financial advisor, Parent increased its proposed offer price to $7.75 per share. On October 3, 1995, Goldman Sachs & Co., Inc. advised DLJ that $7.75 was Parent's best offer.

     DLJ advised the Board at its October 20, 1995 meeting that, in DLJ's view, further negotiation as to price would be unlikely to cause Parent to increase the Offer price, based on its discussion with Goldman, Sachs & Co., Inc. DLJ further advised the Board that DLJ was not aware of any other strategic partners available to the Company at this time.

     After a review of the negotiation history, DLJ made a presentation to the Board which included, among other things, (i) a comparison of certain financial and securities data of the Company with various other companies whose securities are traded in public markets; (ii) a review of the historical stock prices and trading volumes of the Common Stock of the Company; and (iii) a review of prices and premiums paid in other business combinations. DLJ delivered its oral opinion to the Board that the $7.75 cash consideration per share proposed to be paid to the holders of shares pursuant to the Offer was fair to the shareholders from a financial point of view. DLJ subsequently confirmed its oral fairness opinion in writing. The written fairness opinion of DLJ dated October 20, 1995 (the "Fairness Opinion") is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference, and the preceding description of such opinion is qualified in its entirety by reference thereto.

     The Company's senior management and legal advisors summarized the principal terms of the transaction and the final form of the Merger Agreement with the Board, including certain considerations relating to the regulatory and antitrust aspects of the Offer, the termination and break-up fee provisions, the continuation of indemnification and director's and officer's liability insurance and the Board's fiduciary obligations to the Company's stockholders.

     Based on the presentations described above and the Board's own deliberations and discussions, the Board unanimously determined that the Offer and the Merger pursuant to the draft Merger Agreement would be fair to, and in the best interests of, the Company's stockholders and that it would recommend to the Company's stockholders that they accept the Offer and tender all their shares pursuant to the Offer. In the evening following the October 20 Board meeting, the definitive Merger Agreement was executed by the parties. The Company and Parent issued a joint press release announcing the execution of the Merger Agreement on October 23, 1995. A copy of the joint press release is attached as Exhibit 4 hereto.

     In reaching its conclusion to approve the Merger Agreement and recommend that shareholders accept the Offer, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

     (1) The business, financial condition, results of operations and competitive position of the Company, on both a historical and a prospective basis, as well as the current industry, economic and market conditions and the Company's current operating strategies.

     (2) Historical trading prices and recent trading patterns of the Company's Common Stock. The Board noted that the offer price constitutes a premium over current market prices for the Company's Common Stock.

     (3) The Fairness Opinion of DLJ, the Company's financial advisor, that, on the basis of its review and analysis and subject to the limitations set forth therein, the $7.75 per share cash consideration to be received by the shareholders of the Company pursuant to the Offer is fair, from a financial point of view, to such shareholders.

     (4) The terms and conditions of the Offer and Merger, as reviewed by and discussed with the Company's management and legal counsel.

     (5) The Board's belief that the Offer and the Merger represent the best alternative available to the Company and its shareholders under present circumstances, based on presentations from the management of the Company and the consideration of all other relevant factors. In this regard, the Board considered the Company's extensive recent history of discussions with third parties regarding the possibility of an acquisition or other strategic transaction.

     The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     A copy of the written Fairness Opinion of DLJ, setting forth the assumptions made, factors considered and scope of the review undertaken by DLJ is attached hereto as Exhibit 3 and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF DLJ IN ITS ENTIRETY.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company and DLJ have entered into a letter agreement dated November 10, 1992, as amended on April 8, 1994 (the "Engagement Letter").

     Pursuant to the Engagement Letter, DLJ has been engaged to act as the exclusive financial advisor to the Company for a period of four years with respect to the sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or a substantial amount (more than fifty percent) of the business, securities or assets of the Company (each a "Transaction"). The Engagement Letter provides that the Company will pay to DLJ for its services (i) a retainer fee of $100,000, (ii) a fee of $100,000 at the time DLJ notifies the Board that DLJ is prepared to deliver its opinion as to the fairness from a financial point of view of any proposed acquisition transaction, if requested by the Company, (iii) additional cash which is an amount equal to two and one quarter percent (2.25%) of the aggregate amount of consideration received by the Company and/or its shareholders, plus the amount of any debt securities assumed or preferred stock redeemed or remaining outstanding in connection with the Transactions, including, in the case of a sale or other disposition by the Company of assets, the net value of any assets not sold by the Company, less the amount paid to DLJ pursuant to clause (i) above. Such additional compensation shall be contingent upon and payable in cash promptly upon consummation of a Transaction.

     Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, there has been no transaction in securities referred to in Item 1 which was effected during the past sixty
(60) days by the person(s) named in response to Item 3(a) and by any executive officer, director or affiliate or subsidiary of such persons.

     (b) The members of the Board of Directors have signed Shareholder Tender Agreements and intend to tender to Purchaser the Shares being sought by Purchaser which are held of record or beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described under Items 3(b) and 4 above, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as otherwise set forth in response to Item 4 above, there is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Annex I is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's shareholders.

                 INFORMATION CONCERNING THE PURCHASER DESIGNEES
                    TO THE BOARD OF DIRECTORS OF THE COMPANY
                    (ALL ARE CITIZENS OF THE UNITED STATES)

    NAME AND AGE (AS OF              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
         10/23/95)                            FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------------------------------------------------------
William T. Blair (62)       1993-present, Executive Vice President, Diebold; 1989-93 Vice
c/o Diebold, Incorporated   President and General Manager, North American Sales and Services,
5995 Mayfair Road           Diebold
North Canton, OH 44720
Gerald F. Morris (52)       1993-present, Executive Vice President and Chief Financial
c/o Diebold, Incorporated   Officer,
5995 Mayfair Road           Diebold; 1994-present, Vice President, Treasurer and Director,
North Canton, OH 44720      D-GT Acquisition; 1990-93, Senior Vice President and Chief
                            Financial Officer, Diebold
Gregg A. Searle (47)        1993-present, Executive Vice President, Diebold; 1994-present,
c/o Diebold, Incorporated   President and Director, D-GT Acquisition; 1990-1993, Vice
5995 Mayfair Road           President,
North Canton, OH 44720      Diebold; 1991-93, General Manager, InterBold; 1990-91, Vice
                            President,
                            U.S. Sales & Marketing, InterBold
Alben W. Warf (57)          1994-present, Group Vice President, Self-Service Systems,
c/o Diebold, Incorporated   Diebold;
5995 Mayfair Road           1993-94, Vice President, Diebold, and General Manager, InterBold;
North Canton, OH 44720      1990-93, Vice President, Development and Manufacturing, Diebold
Robert J. Warren (49)       1990-present, Vice President and Treasurer, Diebold;
c/o Diebold, Incorporated   1994-present,
5995 Mayfair Road           Director, D-GT Acquisition
North Canton, OH 44720

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 -- Agreement and Plan of Merger dated as of October 20, 1995 by and among Company, Purchaser and Parent.

     Exhibit 2 -- Form of Shareholder Tender Agreement between Purchaser and each Tender Shareholder of the Company.

     Exhibit 3 -- Fairness Opinion delivered by DLJ to the Board of Directors of the Company dated October 20, 1995.

     Exhibit 4 -- Joint Press Release of the Company and Parent dated October
                  23, 1995.

     Exhibit 5 -- Information concerning the Purchaser Designees to the Board of
                  Directors of the Company.

     Exhibit 6 -- 1986 Employee Stock Purchase Plan.

     Exhibit 7 -- 1988 Stock Option Plan.

     Exhibit 8 -- 1991 Directors Stock Plan.

     Exhibit 9 -- 1994 Severance Plan.

     Exhibit 10 -- Page 3 of 1995 Proxy Statement.

     Exhibit 11 -- Confidentiality Agreement between Parent and Company, dated
                   July 19, 1994.

     Exhibit 12 -- Letter to Shareholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 1995

                                          GRIFFIN TECHNOLOGY INCORPORATED

                                          By:  /s/ Robert S. Urland
                                              ---------------------------
                                              Name: Robert S. Urland
                                              Title:  President and Chief
                                                Executive Officer

                                EXHIBIT INDEX


     Exhibit 1 -- Agreement and Plan of Merger dated as of October 20, 1995 by and among Company, Purchaser and Parent.

     Exhibit 2 -- Form of Shareholder Tender Agreement between Purchaser and each Tender Shareholder of the Company.

     Exhibit 3 -- Fairness Opinion delivered by DLJ to the Board of Directors of the Company dated October 20, 1995.

     Exhibit 4 -- Joint Press Release of the Company and Parent dated October
                  23, 1995.

     Exhibit 5 -- Information concerning the Purchaser Designees to the Board of
                  Directors of the Company.

     Exhibit 6 -- 1986 Employee Stock Purchase Plan.

     Exhibit 7 -- 1988 Stock Option Plan.

     Exhibit 8 -- 1991 Directors Stock Plan.

     Exhibit 9 -- 1994 Severance Plan.

     Exhibit 10 -- Page 3 of 1995 Proxy Statement.

     Exhibit 11 -- Confidentiality Agreement between Parent and Company, dated
                   July 19, 1994.

     Exhibit 12 -- Letter to Shareholders of the Company.